Rule 12g3-2(b) File Number: 82-5237

浙江滬杭甬高速公路股份有限公司
ZHEJIANG EXPRESSWAY CO., LTD.

03003810

January 27, 2003

82-34629

SUPPL

03 FEB 12 AM 7:21

Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington D.C., 20549

Re: Rule 12g3-2(b) Exemption – File Number 82-5237

Dear Sir or Madam:

We are exempt from Section 12(g) of the Securities Exchange Act of 1934 pursuant to Rule 12g3-2(b) thereunder. Our file number is 82-5237.

According to Rule 12g3-2(b), we enclose herewith the following documents made public and/or sent to the shareholders of the Company:

1. Circular sent to shareholders of the Company on January,2003, and
2. Announcement made public in Hong Kong newspaper on January 22, 2003 regarding with the Domestic Bond Issue.

The documents themselves should be self-explanatory. We hope that you find the documents in order, and thank you for your attention.

Sincerely yours,

PROCESSED
MAR 03 2003
THOMSON
FINANCIAL

Wenyao Jiang
Company Secretary

Zhejiang Expressway Co., Ltd.
19/F, Zhejiang World Trade Center
15 Shuguang Road
Hangzhou, Zhejiang Province
P. R. of China
Postal code: 310007

Tel: 86-571-8798 7700
Fax: 86-571-8795 0329

Cc: Ms. Denise Wong – Herbert Smith, (852) 2845 9099

Rule 12g3-2(b) File Number: 82-5237

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult a stockbroker or other registered dealer in securities, bank managers, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Zhejiang Expressway Co., Ltd. (the "Company"), you should at once hand this circular and the accompanying form of proxy to the purchaser or to the bank or stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser.

03 FEB 12 AM 7:21

浙江滬杭甬高速公路股份有限公司

ZHEJIANG EXPRESSWAY CO., LTD.

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

PROFILES OF CANDIDATES OF THE BOARD OF DIRECTORS AND THE SUPERVISORY COMMITTEE OF THE THIRD SESSION

A notice convening an extraordinary general meeting of Zhejiang Expressway Co., Ltd. (the "Company") to be held at 10:00a.m. on Tuesday, 11th February, 2003 at 18th Floor, Zhejiang World Trade Center, 15 Shuguang Road, Hangzhou 310007, the People's Republic of China (the "PRC") was published on the South China Morning Post and Hong Kong Economic Times on 27th December, 2002 (the "EGM Notice"). Whether or not you intend to attend the meeting, you are requested to complete and return the form of proxy, which has been included in the notice of extraordinary general meeting, in accordance with the instructions printed thereon as soon as possible and in any event not less than 48 hours before the time appointed for the holding of the meeting. Completion and return of the form of proxy shall not preclude you from attending and voting in person at the meeting should you so desire.

20th January, 2003

浙江滬杭甬高速公路股份有限公司
ZHEJIANG EXPRESSWAY CO., LTD.

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

Board of directors

Executive directors
Geng Xiaoping
Fang Yunti
Zhang Jingzhong
Xuan Daoguang

Non-executive Directors
Zhang Yang
Zhang Chunming

Independent non-executive Directors
Hu Hung Lick, Henry
Tung Chee Chen
Zhang Junsheng

Registered address:

19th Floor,
Zhejiang World Trade Center,
15 Shuguang Road,
Hangzhou 310007,
The People's Republic of China

To the shareholders of the Company:

I. INTRODUCTION

This circular is made following the EGM Notice given on 27th December, 2002 that an extraordinary general meeting (the "EGM") of the Company will be held on Tuesday, 11th February, 2003. The purpose of holding the EGM is among other things, to elect members of the board of directors and the supervisory committee of the third session, except for the supervisor representing the employees of the Company, and to fix the remuneration of each of the executive directors and supervisors. This circular provides information on the names and profiles of the candidates to the board of directors and supervisory committee of the third session.

The board of directors comprises nine directors including four executive directors and five non-executive directors (three of whom are independent non-executive directors), while the supervisory committee comprises five supervisors including four outside supervisors (including three independent supervisors and one supervisor representing the shareholders) and one supervisor representing the employees of the

Company. Under the Articles of Association of the Company, all directors and supervisors of each session will hold office for a term of three years, and if eligible, may offer themselves for re-election. All of the directors and outside supervisors of a new session will be elected in a general meeting through resolutions adopted by more than half of the voting rights held by the shareholders (including their proxies) attending the meeting. The supervisor representing the employees will be elected by the employees of the Company. As the term of the board of directors and the supervisory committee of the second session will expire on 28th February, 2003, the EGM Notice was given on 27th December, 2002 for convening the EGM, among other things, to elect the board of directors and outside supervisors of the supervisory committee of the third session and to fix their respective remuneration. The proposed term of office of the directors and supervisors of the third session will be for a period of three years, commencing on 1st March, 2003 and expiring on 28th February, 2006.

II. THE NAMES AND PROFILES OF THE CANDIDATES TO THE BOARD OF DIRECTORS OF THE THIRD SESSION

The proposed candidates of the board of directors of the third session of the Company are nominated by Zhejiang Communications Investment Group Co., Limited (the "Communications Investment Group"), the controlling shareholder of the Company. Mr. GENG Xiaoping, Mr. FANG Yunti, Mr. XUAN Daoguang, Mr. ZHANG Jingzhong, Ms. ZHANG Yang, Mr. TUNG Chee Chen and Mr. ZHANG Junsheng are members of the board of the second session and have been nominated as candidates for re-election as members of the board of the third session. Ms. ZHANG Luyun and Mr. ZHANG Liping are newly nominated candidates for election as members of the board of the third session. The profiles of the candidates nominated to the board of directors of the third session are as follows:

Executive directors

Mr. GENG Xiaoping, born in 1948, is the Chairman of the Company. Mr. Geng graduated from the East China College of Political Science and Law in 1984. From 1979 to 1991, he held various positions at the People's Procuratorate of Zhejiang Province including Secretary, Division Chief and Deputy Procurator. In 1991, he was appointed as Deputy Director of the Zhejiang Provincial Expressway Executive Commission where he was responsible for the business operation and administration of the expressway system in Zhejiang Province. Mr. Geng was the General Manager and Chairman of the Company from March 1997 to March 2002. Since December 2001, he has been appointed as a director and General Manager of the Communications Investment Group. He resigned from the office of the General Manager of the Company in March 2002.

Mr. FANG Yunti, born in 1950, is a senior engineer, an Executive Director and the General Manager of the Company responsible for the overall management of the Company. Mr. Fang graduated from Qing Hua University in 1976 with a major in automotive engineering. From 1983 to 1988, he was the Deputy General Manager of Zhejiang Province Automobile Transport Company. From 1988 to 1990, he was the Chief Engineer at the Provincial Road Transport Company. During the period from 1991 to 1996,

he was the Deputy Chief and Chief of the Operating Administrative and Technical Equipment Divisions of the Zhejiang Provincial Expressway Executive Commission, where his responsibilities included operation management and equipment management in relation to the Shanghai-Hangzhou-Ningbo Expressway. Mr. Fang was an Executive Director and the Deputy General Manager of the Company from March 1997 to March 2002. Since March 2002, he has been an Executive Director and the General Manager of the Company.

Mr. ZHANG Jingzhong, born in 1963, is a senior lawyer, an Executive Director and Deputy General Manager of the Company. Mr. Zhang graduated from Zhejiang University (previously known as Hangzhou University) in July 1984 with a bachelor's degree in law. In 1984, he joined the Zhejiang Provincial Political Science and Law Policy Research Unit. From 1988 to 1994, he was the Associate Director of Hangzhou Municipal Foreign Economic Law Firm. In 1992, he obtained the qualifications required by the regulatory authorities in China to practise securities law. In January 1994, Mr. Zhang became a Senior Partner at T&C Law Firm in Hangzhou. Mr. Zhang has been an Executive Director of the Company since April 1997, and was the Secretary to the Board from April 1997 to June 2001. He has been the Deputy General Manager of the Company since March 2002.

Mr. XUAN Daoguang, born in 1944, is a senior engineer, an Executive Director and Deputy General Manager of the Company. Mr. Xuan graduated from Tong Ji University in 1960 with a degree in engineering, specialising in the construction and design of bridges and tunnels. Mr. Xuan has 43 years of experience in engineering maintenance and has held positions such as Section Head and Head of the Road Administrative Division of Jinhua City and Head of the Engineering Maintenance Department of the Zhejiang Provincial Expressway Executive Commission. Mr. Xuan has been an Executive Director of the Company since March 1997. He has been the Deputy General Manager of the Company since March 2000.

Non-executive directors

Ms. ZHANG Luyun, born in 1961, is a director and Deputy General Manager of the Communications Investment Group. Ms. Zhang graduated from Zhejiang University, majoring in administration and management. From 1985 to 1997, she served as the Secretary, Deputy Chief and Chief in the Office of Hangzhou City Government. In 1997 she was the Deputy President of Hangzhou Broadcasting and TV College and received the title of the Assistant Researcher in college-teaching. She joined the Communications Investment Group in December 2001 and has been a director and Deputy General Manager of the Communications Investment Group since then.

Ms. ZHANG Yang, born in 1964, is the general assistant manager and the manager of the Securities Department of Huajian Transportation Economic Development Center. In 1987, she graduated from Lanzhou University with a bachelor's degree in economics. In 2001, she completed the postgraduate studies in economics management in the Central Party School. From 1987 to 1994, she worked for the Ministry of Aviation. Ms. Zhang is currently a non-executive director of Shenzhen Expressway Company Limited and Sichuan Expressway Company Limited.

Independent non-executive directors

Mr. TUNG Chee Chen, born in 1942, is the Chairman of Orient Overseas (International) Limited, an independent non-executive Director and the Chairman of the Audit Committee of the Company. Mr. Tung was educated at the University of Liverpool, England, where he received his bachelor's degree in science. He later obtained a master's degree in mechanical engineering at the Massachusetts Institute of Technology in the United States. He is currently a registered Professional Engineer in the State of California. Mr. Tung has been an independent non-executive Director of the Company since March 1997.

Mr. ZHANG Junsheng, born in 1936, is a professor, an independent non-executive Director and a member of the Audit Committee of the Company. Mr. Zhang graduated from Zhejiang University in 1958, and was a lecturer, an associate professor, and an advising professor at Zhejiang University. He was also a professor concurrently at, amongst other universities, Zhongshan University. In 1980, he became the Deputy General Secretary of Zhejiang University. In 1983, Mr. Zhang served as the Deputy General Secretary in the Hangzhou City Government. In 1985, he began to work for the Xinhua News Agency, Hong Kong Branch, and became its Deputy Director in 1987. Mr. Zhang took up the position of General Secretary of Zhejiang University in September 1998. In addition, Mr. Zhang is currently a Special Advisor to the Zhejiang Provincial Government, an Advisor to the Sichuan Provincial Government, and a Senior Advisor to the Shenzhen City Government. Mr. Zhang has been an independent non-executive Director of the Company since March 2000.

Mr. ZHANG Liping, born in 1958 , is an executive director and the general manager of Pacific Concord Holdings Limited. He obtained a master's degree in international affairs and international laws from St. John's University. After joining Merrill Lynch & Co., Inc. in 1989, he engaged in the business of investment banking and was a director of the investment banking division of Merrill Lynch Co. & Inc.. From 1996 he took the post of chairman, director and general manager of Seapower Corporate Finance Limited and was an executive director in Seapower Holdings Ltd. In 1998, he moved to Dresdner Kleinwort Benson and assumed the post of chairman, director, and general manager of the Greater China region. He was also a member of the Asia Executive Committee of Dresdner Kleinwort Benson. He is currently an independent non-executive director of Anhui Expressway Co., Ltd.

III. THE NAMES AND PROFILES OF THE CANDIDATES TO THE SUPERVISORS OF THE SUPERVISORY COMMITTEE OF THE THIRD SESSION

The supervisory committee comprises five supervisors including four outside supervisors (including three independent supervisors and one supervisor representing shareholders) and one supervisor representing the staff and workers. The outside supervisors are elected and removed in a general meeting, whereas the supervisor representing the employees is elected and removed by the employees of the Company. Mr. MA Kehua, Mr. SUN Xiaoxia, Mr. ZHENG Qihua are the members of the supervisory committee of the second session. Mr. MA Kehua has been nominated for re-election as the supervisor representing shareholders, while Mr. SUN Xiaoxia and Mr. ZHENG Qihua have been nominated for re-election as the independent supervisors of the supervisory committee of the third session. Mr. JIANG Shaozhong is a newly nominated candidate for

election as an independent supervisor of the supervisory committee of the third session. Mr. FANG Zhexing has been nominated as the supervisor representing employees of the Company (to be elected by employees of the Company). The profiles of the candidates to the new supervisory committee are as follows:

Supervisor representing shareholders

Mr. MA Kehua, born in 1952, is a senior economist, the Chairman and non-executive member of the Supervisory Committee. Mr. Ma graduated from Shanghai Railway Institute in 1977, after which he worked as an engineer at Shanghai Railway Bureau No. 1 Construction Company and the Plumbing and Electricity Section of Shanghai Railway Bureau, Hangzhou Branch. Mr. Ma was in charge of the Planning and Finance Division at the Zhejiang Local Railway Company, and in 1993 became the Deputy Division Chief and Division Chief of Zhejiang Jinwen Railway Executive Commission responsible for material supply. Mr. Ma took up the post of Deputy General Secretary of Zhejiang Construction and Investment Company in March 1999, and is currently the Deputy General Secretary of the Communications Investment Group.

Independent supervisors

Mr. ZHENG Qihua, born in 1963, is a senior accountant and an independent non-executive member of the Supervisory Committee. He is a guest professor at the Zhejiang Finance and Economics Institute. Mr. Zheng was among the first batch of Chinese registered accountants to obtain qualifications required for practising accountancy involving securities in 1992. He has working and training experience in Hong Kong and Singapore, and he worked with the Listing Division of the China Securities Regulatory Commission during 1997 and 1998. He is currently the Deputy General Manager of Zhejiang Pan-China Certified Public Accountants.

Mr. SUN Xiaoxia, born in 1963, is a professor and an independent non-executive member of the Supervisory Committee. Mr. Sun graduated from China Academy of Social Sciences with a doctor's degree in law. He worked as Assistant Lecturer, Lecturer, Assistant Professor, Professor and Tutor for graduate students at Hangzhou University, School of Law. Mr. Sun is currently the Deputy Dean of the School of Law and the Dean of the Department of Law, Zhejiang University. In addition, Mr. Sun is a lawyer with Zhejiang Zheda Law Firm, a standing member of China Jurisprudence Research Society, a standing member of China WTO Legal Research Society, a member of the International Society for Philosophy of Law and Social Philosophy ("IVR"), and a member of the IVR's China Branch.

Mr. JIANG Shaozhong, born in 1946, is a professor. Mr. Jiang graduated from the Management Department of Zhejiang University with a master's degree. From 1982 he worked in the Management Department of Zhejiang University as Lecturer, Assistant Professor, Professor, Dean of research office and Deputy Dean of the Department. From 1984 to 1985 he was a visiting scholar in Stanford University. From 1991 to 1998 he was the Deputy General Economist, the Chief of the Financial Division, the Chief of the Teaching Division and the Deputy Manager of the Management Department of Zhejiang University. He is currently the Deputy General Accountant of Zhejiang University.

Supervisor representing employees (To be elected by employees of the Company)

Mr. Fang Zhexing, born in 1965, is a senior engineer, the manager of the audit department and the director of the quality control office of the Company. He is also the chairman of Hangzhou Shida Expressway Co., Ltd. Mr. Fang graduated from Zhejiang University in engineering where he received a master's degree. From 1986 to 1988 he was the assistant engineer in the project management office of the Electric Power and Water Conservancy Bureau in Taizhou. From 1991 until 1997, he was the engineer in the project management office of Zhejiang Provincial Expressway Executive Commission, where he participated in the project management of Shanghai-Hangzhou-Ningbo Expressway. Since March 1997, he has been the deputy manager and later the manager of the planning and development department and the manager of the project-development department of the Company.

By order of the Board
JIANG WenYao
Company Secretary

20th January, 2003

職工代表監事(將由本公司員工選出)

方哲彤先生，一九六五年出生，高級工程師。現任公司內審部經理、質量管理辦公室主任，兼任杭州石大公路有限公司董事長等職務。畢業於浙江大學工程力學系，獲碩士學位。一九八六年至一九八八年在浙江省台州市水利電力局工程管理處工作，任助理工程師。一九九一年起在浙江省高速公路指揮部工程管理處擔任工程師，參與滬杭甬高速公路工程項目管理工作。一九九七年三月起在本公司工作，並先後擔任計劃發展部副經理、經理，項目開發部經理等職位。

承董事會命
姜文耀
公司秘書

二零零三年一月二十日

方哲彤先生為新提名之職工代表監事候選人(將由本公司員工選舉)。新一屆監事會監事候選人的簡歷如下：

股東代表監事

馬克華先生，一九五二年出生，高級經濟師，本公司監事會主席。馬先生一九七七年畢業於上海鐵道學院機械系，其後在上海鐵路局第一工程公司及杭州鐵路分局水電段工作，任工程師。馬先生曾負責浙江省地方鐵路公司的計劃財務處工作。一九九三年起任浙江省金溫鐵路總指揮部物資處副處長及處長。一九九九年三月任浙江省鐵路建設投資總公司副書記。現任省交通投資集團總經理助理。

獨立監事

鄭啟華先生，一九六三年出生，高級會計師，本公司獨立監事。鄭先生是一九九二年首批獲得證券從業資格的中國註冊會計師之一，曾赴香港、新加坡等地工作和學習，並於一九九七年和一九九八年在中國證券監督管理委員會上市部工作。現為浙江天健會計師事務所副總經理及浙江財經學院客座教授。

孫笑俠先生，一九六三年出生，教授，本公司獨立監事。孫先生畢業於中國社會科學院，獲法學博士學位。曾任杭州大學法學院助教、講師、副教授、教授、碩士導師、博士生導師，現為浙江大學法學院副院長兼法律系主任。孫先生亦為浙江澤大律師事務所律師，同時擔任中國法理學研究會常務理事、中國世界貿易組織法學研究會常務理事和國際法哲學－社會科學協會(IVR)理事兼中國分會理事。

蔣紹忠先生，一九四六年出生，教授。蔣先生畢業於浙江大學管理系，獲碩士學位。一九八二年起在浙江大學管理系任講師、副教授、教授、教研室主任和系副主任。一九八四年至一九八五年在美國斯坦福大學擔任訪問學者。一九九一年至一九九八年先後擔任浙江大學副總經濟師、財務處處長、教務處處長和管理學院常務副院長，現為浙江大學副總會計師。

獨立非執行董事

董建成先生，一九四二年出生，東方海外(國際)有限公司主席，獨立非執行董事兼審核委員會主席和提名與薪酬委員會主席。董先生曾在英國利物蒲大學學習，取得科學學士學位，其後獲美國麻省理工學院機械工程碩士學位，現為加州註冊專業工程師。一九九七年三月起一直擔任本公司獨立非執行董事。

張浚生先生，一九三六年出生，教授，本公司獨立非執行董事，審核委員會、提名與薪酬委員會成員。張先生一九五八年畢業於浙江大學，曾任浙江大學講師、副教授、顧問教授；中山大學等高校兼職教授。一九八零年任浙江大學副書記。一九八三年任杭州市委副書記。一九八五年在新華社香港分社工作，並於一九八七年任新華社香港分社副社長，一九九八年九月任浙江大學書記。張先生現為浙江省政府特邀顧問、四川省政府顧問及深圳市政府高級顧問。二零零零年三月起一直任本公司獨立非執行董事。

張利平先生，一九五八年出生，香港太平協和集團有限公司董事總經理兼董事局執行董事。獲美國聖約翰大學國際事務及國際法碩士學位。一九八九年加入美林證券公司，一直從事投資銀行業務，任投資銀行部董事一職。一九九六年任香港海裕金融集團主席兼董事總經理及海裕國際控股有限公司董事局執行董事。一九九八年轉入德國德累斯登銀行集團任大中華區主席兼董事總經理，同時為該銀行集團亞洲執行委員會委員。現任安徽皖通高速公路有限公司獨立非執行董事。

三、第二屆監事會監事候選人名單、簡歷

本公司監事會由5名監事組成，包括4名外部監事(其中包括3名獨立監事和1名股東代表監事)及1名職工代表監事。外部監事由股東大會選舉及罷免，職工代表監事則由公司職工選舉及罷免。馬克華先生、孫笑俠先生、鄭啟華先生是第二屆監事會成員，其中馬克華先生重新獲提名為第三屆監事會股東代表監事候選人，孫笑俠先生、鄭啟華先生重新獲提名為第三屆監事會獨立監事候選人，蔣紹忠先生為新提名的第三屆監事會獨立監事候選人，

作，先後被委任為省高速公路指揮部營運管理處及技術設備處副處長、處長。一九九七年三月至二零零二年三月期間一直擔任本公司執行董事兼副總經理。二零零二年三月起擔任本公司總經理。

章靖忠先生，一九六三年出生，資深律師，本公司執行董事兼副總經理。章先生一九八四年七月畢業於浙江大學(原杭州大學)，取得法學學士學位。一九八四年加入浙江省政法委員會政策研究室工作。一九八八年至一九九四年任杭州市對外經濟律師事務所副主任。一九九二年從監管機構取得證券從業律師資格，一九九四年一月成為杭州天冊律師事務所高級合夥人。一九九七年四月起一直出任本公司執行董事，一九九七年四月至二零零一年六月期間任董事會秘書，二零零二年三月起任本公司副總經理。

宣道光先生，一九四四年出生，高級工程師，本公司執行董事兼副總經理。宣先生一九六零年畢業於同濟大學獲工程學學士學位，主修橋樑與隧道建造及設計。宣先生曾擔任金華市公路管理處科長、處長及省高速公路指揮部工程養護部負責人等職務，已有四十三年工程養護經驗。一九九七年三月起擔任本公司執行董事、工程養護部經理。二零零零年三月起任本公司副總經理。

非執行董事

張魯芸女士，一九六一年出生，現任省交通投資集團董事副總經理。張女士畢業於浙江大學行政管理專業。一九八五年至一九九七年，在杭州市委辦公廳工作，歷任秘書、副處長和處長職務。一九九七年擔任杭州廣播電視大學副校長，並取得高教管理助理研究員職稱。二零零一年十二月起加入省交通投資集團，擔任董事副總經理職務。

張楊女士，一九六四年出生，現任華建交通經濟開發中心總經理助理兼證券管理部經理。張楊女士一九八七年畢業於蘭州大學，獲經濟學學士學位。二零零一年取得中央黨校經濟管理專業研究生學歷。張楊女士從一九八七年至一九九四年在航天工業部工作。現任深圳高速公路股份有限公司和四川成渝高速公路股份有限公司的非執行董事。

期均為三年，可以連選連任。新一屆董事會的所有董事和新一屆監事會的外部監事由股東大會選舉產生，並且必須由出席股東大會的股東(包括股東代表)所持表決權的二分之一以上通過，職工代表監事由公司職工選舉產生。由於本公司第二屆董事會和監事會任期將於二零零三年二月二十八日屆滿，因此，本公司於二零零二年十二月二十七日發出於二零零三年二月十一日(星期二)舉行臨時股東大會之通告，其中包括選舉第三屆董事會成員和第三屆監事會的外部監事，並決定第三屆董事會和監事會各董事和監事的薪酬。至於第三屆董事會和監事會的任期，現建議為由二零零三年三月一日起計三年至二零零六年二月二十八日止。

二、第三屆董事會董事候選人名單及簡歷

本公司第三屆董事會董事候選人是由本公司之控股股東，浙江省交通投資集團有限公司(「省交通投資集團」)提名的。耿小平先生、方雲梯先生、宣道光先生、章靖忠先生、張楊女士、董建成先生、張浚生先生是第二屆董事會董事並被提名為第三屆董事會董事候選人，張魯芸女士和張利平先生是新提名的第三屆董事會董事候選人。第三屆董事會董事候選人的簡歷如下：

執行董事

耿小平先生，一九四八年出生，本公司董事長。耿先生於一九八四年畢業於上海華東政法學院。一九七九年至一九九一年於浙江省人民檢察院任多個職位，包括秘書、處長及副檢察長。一九九一年獲委任為浙江省高速公路指揮部副指揮，負責浙江省高速公路系統商業營運及行政工作。一九九七年三月至二零零二年三月期間一直擔任本公司董事長兼總經理。二零零一年十二月起兼任省交通投資集團董事總經理一職，並於二零零二年三月辭去本公司總經理職務。

方雲梯先生，一九五零年出生，高級工程師，本公司執行董事兼總經理，負責本公司全面的管理工作。方先生一九七六年畢業於清華大學汽車工程專業。一九八三年至一九八八年任浙江省汽車運輸公司副總經理。一九八八年至一九九零年任省公路運務公司總工程師。一九九一年至一九九六年期間，主要負責滬杭甬高速公路的營運管理和設備管理工

浙江滬杭甬高速公路股份有限公司

ZHEJIANG EXPRESSWAY CO., LTD.

(於中華人民共和國註冊成立的股份有限公司)

董事會

執行董事
耿小平
方雲梯
章靖忠
宣道光

非執行董事
張　楊
張春鳴

獨立非執行董事
胡鴻烈
董建成
張浚生

註冊地址：

中華人民共和國
浙江杭州
曙光路15號
浙江世貿大廈19樓

致各位股東：

一、緒言

本通函是繼於二零零二年十二月二十七日發出關於二零零三年二月十一日（星期二）舉行的浙江滬杭甬高速公路股份有限公司（「本公司」）的臨時股東大會之通告（「股東大會通告」）而發出的。本公司將舉行臨時股東大會旨在選舉第三屆董事會及第三屆監事會的成員（職工代表監事除外），並決定各董事及監事的薪酬。本通函載明第三屆董事會及監事會成員之候選人名單及簡歷。

本公司董事會由9名董事組成，包括4名執行董事，5名非執行董事（其中包括獨立非執行董事3名）；而監事會由5名監事組成，包括4名外部監事（其中包括3名獨立監事和1名股東代表監事）及1名職工代表監事。根據本公司的《公司章程》的規定，每屆的董事及監事之任

此乃要件　請即處理

閣下如對本通函任何方面或應採取之行動**有任何疑問**，應咨詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下之浙江滬杭甬高速公路股份有限公司股份**全部售出**，應立即將本通函連同隨附之股東委托代理人表格送交買主，或送交經手買賣之銀行、股票經紀或其他代理商，以便轉交買主。

浙江滬杭甬高速公路股份有限公司
ZHEJIANG EXPRESSWAY CO., LTD.
(於中華人民共和國註冊成立的股份有限公司)

第三屆董事會和第三屆監事會
候選人簡介

浙江滬杭甬高速公路股份有限公司定於二零零三年二月十一日(星期二)上午十時在中華人民共和國浙江省杭州市曙光路15號浙江世貿大廈18樓舉行臨時股東大會，大會通告已於二零零二年十二月二十七日寄發給本公司各股東。無論　閣下能否出席，謹請儘快按附於大會通告之股東委托代理人表格填妥交回，但無論如何須於會議舉行時間四十八小時前送達本公司。填妥及交回股東委托代理人表格後，　閣下仍可親身出席大會並在會上投票。

二零零三年一月二十日

Rule 12g3-2(b) File Number: 82-5237

浙江滬杭甬高速公路股份有限公司
ZHEJIANG EXPRESSWAY CO., LTD.

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

Domestic Corporate Bond Issue

Summary

Zhejiang Expressway Co., Ltd. (the "Company") has obtained the final approval from the State Development Planning Commission (the "SDPC") on 20th January, 2003 to issue RMB1 billion of corporate bonds (the "Bonds") to institutional and public investors in the PRC (the "Bond Issue"). The Bonds will be offered for subscription by public investors in the PRC during the period from 24th January, 2003 to 17th February, 2003. The Company intends to list the Bonds on the Shanghai Stock Exchange, subject to the approval from the China Securities Regulatory Commission (the "CSRC"). The Company had announced the proposed Bond Issue on 10th September, 2002, and the Bond Issue had been approved by the shareholders including holders of H shares of the Company and holders of domestic shares of the Company at the extraordinary general meeting held on 15th November, 2002.

The Company intends to use the proceeds from the Bond Issue to fund the construction work to widen sections of the Shanghai-Hangzhou-Ningbo Expressway.

Saved as disclosed herein, the directors of the Company (the "Directors") hereby confirm that they are not aware of any matter discloseable under the general obligation imposed by paragraph 2 of the Listing Agreement, which is or may be of a price-sensitive nature.

The Directors are pleased to announce that the Company has obtained the final approval from the SDPC on 20th January, 2003 to issue the Bonds to institutional and public investors in the PRC. The Bonds will be offered for subscription by public investors in the PRC during the period from 24th January, 2003 to 17th February, 2003. The Company intends to list the Bonds on the Shanghai Stock Exchange, subject to the approval from the CSRC. The Company had announced the proposed Bond Issue on 10th September, 2002, and the Bond Issue had been approved by the shareholders including holders of H shares of the Company and holders of domestic shares of the Company at the extraordinary general meeting held on 15th November, 2002.

DETAILS OF THE BOND ISSUE

The details of the Bond Issue are as follows:

(1) Amount of Bonds to be issued: RMB1 billion.

(2) Target subscribers: Institutional and public investors in the PRC.

(3) Period for subscription by public investors in the PRC: From 24th January, 2003 to 17th February, 2003.

(4) Maturity of the Bonds to be issued: 10 years.

(5) Interest to be paid: Fixed rate at 4.29% per annum.

(6) Period for accrued interest on the Bonds: From 24th January, 2003 to 23rd January, 2013.

(7) Guarantee for the Bond Issue: Unconditionally and irrevocably guaranteed by the Zhejiang branch of China Construction Bank on a joint-liability basis with the Company. The cost for the guarantee to be paid by the Company is 0.01% of the par value of the Bonds per annum.

(8) Credit rating of the Bonds: The Bonds are rated as AAA by China Lianhe Credit Rating Co., Ltd.

(9) Use of proceeds: It is expected that the net proceeds arising from the Bond Issue will amount to approximately RMB980 million. The Directors currently intend to apply the proceeds to fund the construction to widen two sections of the Shanghai-Hangzhou-Ningbo Expressway. Details have been set out in the announcement of the Company on 10th September, 2002.

(10) Underwriters of the Bonds:

(i) Lead Manager: China Sci-Tech International Trust & Investment Co., Ltd. (中國科技國際信托投資有限責任公司)

(ii) Co-lead Managers: China Galaxy Securities Co., Ltd. (中國銀河証券有限責任公司), China Eagle Securities Co., Ltd. (大鵬証券有限責任公司), Guotai Junan Securities Co. Ltd. (國泰君安証券股份有限公司), Tianyi Securities Co., Ltd. (天一証券有限責任公司), Zhejiang International Trust & Investment Co. Ltd. (浙江省國際信托投資有限責任

公司), and China Minzu Securities Co., Ltd. (中國民族証券有限責任公司)

(iii) Co-Managers: China Securities Co., Ltd. (華夏証券有限公司), BOC International (China) Limited (中銀國際証券有限責任公司), Kinghing Securities Co., Ltd. (金信証券有限責任公司), Changjiang Securities Co., Ltd. (長江証券有限責任公司), and China Dragon Securities Co., Ltd. (華龍証券有限責任公司)

GENERAL INFORMATION

Saved as disclosed herein, the Directors confirm that they are not aware of any matter discloseable under the general obligation imposed by paragraph 2 of the Listing Agreement, which is or may be of a price-sensitive nature.

By Order of the Board
Zhejiang Expressway Co., Ltd.
JIANG Wenyao
Company Secretary
22nd January, 2003, Hangzhou